[Allianz SE Letterhead]

May 24, 2007

By EDGAR, “CORRESP” Designation

Mr. James B. Rosenberg,

Senior Assistant Chief Accountant,

Division of Corporation Finance,

Securities and Exchange Commission,

100 F Street, N.E.,

Washington, D.C. 20549.

Re:	Allianz SE
Annual Report on Form 20-F for the
Fiscal Year Ended December 31, 2005 (File No. 001-15154)

Dear Mr. Rosenberg:

We are writing on behalf of Allianz SE (“Allianz”) in response to your comment letter of April 27, 2007 in connection with the Staff’s comments on the Annual Report on Form 20-F for the fiscal year ended December 31, 2005 (“2005 Form 20-F”), which also makes reference to certain of your prior comments in your letter dated January 25, 2007.

We appreciate the Staff’s review of the 2005 Form 20-F and have attempted to thoughtfully and carefully consider each of the Staff’s comments. In response to some of the Staff’s comments, we have provided disclosure-type language, which we intend to include in our Annual Report on Form 20-F for the year ended December 31, 2006 (“2006 Form 20-F”).

For your convenience, your comments are restated in full and in bold type and we have keyed all responses to the related numbering and headings used. The following are Allianz’s responses to the Staff’s comments:

Mr. James B. Rosenberg

Securities and Exchange Commission

General

1.

We note your response to comment one of our letter dated September 26, 2006 and the statement that you conduct some asset management services related to U.S.-sanctioned countries. Please expand the discussion of material in section C of your letter to include relevant unredacted information.

We are currently in the process of collecting the information to respond to this comment, and we will inform the Staff when we anticipate being in a position to submit a response.

2.	Similarly, consider providing additional unredacted information regarding your Global Sanctions Policy in the third paragraph of section B of your letter.

We are currently in the process of collecting the information to respond to this comment, and we will inform the Staff when we anticipate being in a position to submit a response.

3.

Please expand your discussion of banking contacts to explain the nature of your “revenues from direct business with customers domiciled in the Subject Countries [and] business with European subsidiaries of companies based in the Subject Countries…” Tell us whether, and explain the extent to which, the governments of Iran and Syria, or entities controlled by them, receive funds in connection with your operations. In addition to any such banking contacts, we note that your insurance operations include Iranian state-owned insureds. Your response should address whether, and the extent to which, you have made payments to Iranian or Syrian entities under insurance claims or otherwise.

We are currently in the process of collecting the information to respond to this comment, and we will inform the Staff when we anticipate being in a position to submit a response.

4.

In this regard, we note the statement in your qualitative materiality analysis that you considered the nature of your operations in the sanctioned countries. It is unclear, however, how the nature of your operations factored into your analysis, or whether you considered the nature of your operations as generally a positive or negative factor in concluding that your overall contacts with the sanctioned countries are qualitatively immaterial. Please expand the discussion of the nature of your operations to address how they factored into your analysis and conclusion.

We are currently in the process of collecting the information to respond to this comment, and we will inform the Staff when we anticipate being in a position to submit a response.

Mr. James B. Rosenberg

Securities and Exchange Commission

5.

Please address the applicability to your Iran-related activities, including any direct or indirect payments to the Iranian government, of Section 5(b) of the Iran Sanction Act of 1996, as modified by the Iran Freedom Support Act on September 30, 2006.

We are currently in the process of collecting the information to respond to this comment, and we will inform the Staff when we anticipate being in a position to submit a response.

Item 5. Operating and Financial Review and Prospects, page 58

Critical Accounting Policies and Estimates, page 58

Reserves for insurance and investment contracts, page 63

6.

We have read your response to comment three and your revised disclosures. We were unable to locate a discussion of the method used to calculate the IBNR reserves. Please revise your proposed disclosure to include this information as well as to clarify how the ultimate amount within the range determined in reserving process is selected.

In response to the Staff’s comment, we have added a description of the method used to calculate the IBNR reserves, including disclosure that clarifies how the ultimate amount within the range determined in the reserving process is selected, to the disclosures previously provided to the Staff. We intend to include this additional information (see underlined text) to the revised disclosure set forth in Annex I hereto in the “Property-Casualty Insurance Reserves” section of our 2006 Form 20-F and to include a cross reference to this discussion in the “Critical Accounting Policies and Estimates” section of our 2006 Form 20-F.

Liquidity and Capital Resources, page 113

Debt and Capital Funding, page 116

Reduction of non-strategic assets by Dresdner Bank, page 117

7.

We have read your response to comment seven and believe the additional information you provided regarding the call spread would be useful to investors. Please provide to us in disclosure type format a discussion of the call spread that Allianz purchased from the third-party financial institution in your 2006 20-F and its relationship to the “mandatory exchangeable.”

Mr. James B. Rosenberg

Securities and Exchange Commission

In response to the Staff’s comment, we intend to include the following additional disclosure within the “Debt and Capital Funding” section of the “Liquidity and Capital Resources” section of our 2006 Form 20-F:

“Reduction of non strategic assets by Dresdner Bank. Dresdner Bank accomplished a further step in its strategy of reducing its non-strategic equity holdings. Dresdner Bank sold 17,155,008 no-par value registered shares of Allianz SE to a third party financial institution. On February 3, 2005, the financial institution issued through its Luxembourg subsidiary a “mandatory exchangeable” debt instrument to investors that is exchangeable into the Allianz SE shares purchased from Dresdner Bank. The debt instrument has a notional value of approximately €1.6 billion, matures in three years from the issuance date and carries an interest rate of 4.5% plus 90% of the distributed dividends allocated to the sold Allianz SE shares. Upon maturity of the debt instrument, the financial institution is obligated to deliver to the investors a variable number of Allianz SE shares.

In accordance with IFRS, Allianz derecognized the sold Allianz SE shares as a financial asset upon definitively transferring full control of the shares to the financial institution. Allianz had no continuing involvement with the shares and forfeited its contractual rights to receive cash flows from the Allianz SE shares. The financial institution has the right to receive the dividends distributed in respect of the Allianz SE shares and bears the risk and rewards of changes in the market price of the shares.

In addition, Allianz purchased from the third party financial institution for a premium paid of €173 million a derivative instrument, or “call spread”, referenced to the market price of Allianz SE’s ordinary shares. With this call spread, Allianz has the possibility to participate in the price increase of Allianz SE shares above the market price at inception (i.e., the market price at the time the parties entered into the derivative instrument) but limited to a price appreciation of 20% above such price. The term of the call spread is three years, and the instrument will be cash settled at the end of the term, with the net cash being paid on any appreciation of the Allianz SE shares.

This derivative transaction does not affect the derecognition treatment of the sold Allianz SE shares mentioned above. Allianz does not retain, through the call spread or otherwise, substantially all of the risk and rewards of the transferred Allianz SE shares, since the call spread permits Allianz to participate only in a price appreciation of up to 20% above the market price at inception.”

Mr. James B. Rosenberg

Securities and Exchange Commission

Notes to the Allianz Group’s Consolidated Financial Statements

2 Summary of significant accounting policies, page F-5

Reserves for insurance and investment contracts, page F-13

8.	Please provide to us, in disclosure type format, your accounting policy regarding the provisions of paragraphs 10-12 of IFRS 4 and the impact that these provisions had on your financial statements.

In response to the Staff’s comment, we intend to include the following additional disclosure within “Note 2. Summary of significant accounting policies” to the consolidated financial statements in our 2006 Form 20-F:

“The deposit component of an insurance contract is unbundled when both of the following conditions are met:

1. the deposit component (including any embedded surrender option) can be measured separately (i.e., without taking into account the insurance component); and

2. the Allianz Group’s accounting policies do not otherwise require the recognition of all obligations and rights arising from the deposit component.

Currently, the Allianz Group has no in-force insurance contracts for which all of the rights and obligations related to such contracts have not been recognized. As a result, the Allianz Group has not recognized an unbundled deposit component in respect of any of its insurance contracts, and accordingly the Allianz Group has not recorded any related provisions in its consolidated financial statements.”

16 Reserves for insurance and investment contracts, page F-63

Aggregate policy reserves, page F-63

9.

We have read your response to comment ten. Paragraph B22 of IFRS 4 indicates that a contract is an insurance contract only if it transfers significant insurance risk. It is still unclear why the unit-linked contracts in France and Italy that you specifically state “do not incorporate significant insurance risk” qualify as insurance contracts. Please explain to us how the contracts that do not incorporate significant insurance risk meet the definition of an insurance contract in accordance with IFRS 4.

Mr. James B. Rosenberg

Securities and Exchange Commission

We agree that IFRS 4 does not apply to the significant portion of the Allianz Group’s unit-linked contracts in France and Italy, referred to in our March 29, 2007 letter, and we will make this clearer in our 2006 Form 20-F. The “unit-linked contracts” in question are unit-linked investment contracts, which neither meet the definition of an “insurance contract” in accordance with IFRS (as they do not incorporate significant insurance risk) nor do they have discretionary participation features, and accordingly do not fall within the scope of Paragraphs 2(a) and 2(b) of IFRS 4, respectively. The Allianz Group accounts for these unit-linked investment contracts as financial instruments in accordance with IAS 39, Financial Instruments: Recognition and Measurement.

Our proposed disclosure in our March 29, 2007 letter, which stated “[a]lso, a significant portion of the Allianz Group’s unit-linked contracts in France and Italy do not incorporate significant insurance risk,” sought to inform the reader that, for the avoidance of doubt, these unit-linked investment contracts do not pose insurance risk to the Allianz Group. We will, however, revise this disclosure to clarify that IFRS 4 does not apply to these contracts, as follows:

“Furthermore, a significant portion of the Allianz Group’s unit-linked contracts in France and Italy are investment contracts, which neither meet the definition of an “insurance contract” in accordance with IFRS (as they do not incorporate significant insurance risk) nor do they have discretionary participation features, and accordingly the Allianz Group does not account for these contracts under IFRS 4. These unit-linked contracts are accounted for as financial instruments in accordance with IAS 39, Financial Instruments: Recognition and Measurement.”

The sentence will be included within the disclosures from our previous responses in Note 16 “Reserves for Insurance and investment contracts” to our consolidated financial statements in our 2006 Form 20-F.

Reserves for loss and loss adjustment expenses, page F-64

10.

We have read your response to comment 11 and your revised tables. Please explain to us why the gross and net amounts in the revised tables still do not agree with the gross and net amounts included in the rollforward table on page F-64. Explain to us why some of the amounts in the development table do not agree to what was presented in the prior year Form 20-F.

The gross and net amounts in the revised tables, which were included as Exhibit B to our response letter dated March 29, 2007, do not agree with the gross and net amounts included in the rollforward table on page F-64 of our 2005 Form 20-F for the following reasons.

Mr. James B. Rosenberg

Securities and Exchange Commission

First, this table was created in connection with the preparation of our anticipated Guide 6 disclosures for the 2006 Form 20-F and was provided to the Staff prior to the finalization of the 2006 Guide 6 disclosure process. As such, after the tables were provided to the Staff, Allianz determined that a manual entry for the 2004 reclassification of certain 2002 and 2001 reserves had not been performed. The manual reclassification of the 2002 and 2001 reserves has since been performed, and the updated tables have been included in Exhibit A attached hereto.

Second, relatively minor differences have arisen due to changes in the Allianz Group’s consolidation procedures, which were introduced as part of an effort to improve the presentation and transparency of Allianz’s financial reporting. Effective January 1, 2006, Allianz introduced a Corporate segment. Previously, all of the activities included in the Corporate segment were reported in the Property-Casualty segment. In addition, Allianz reclassified its life and health reinsurance assumed business to the Life/Health segment, which was also previously reported in the Property-Casualty segment. As a result, the revised 2005 development table does not agree exactly with 2005 rollforward table. However, it does agree with its 2006 development table, and both tables as of 2006 agree as well.

As the Staff has noted, some figures in the revised table do not agree with the figures presented in the tables from the prior year Form 20-F. After considering the points described above, these differences are primarily related to the years prior to 2002. Prior to listing its shares in the United States in 2000, Allianz did not prepare and present such loss development tables. Therefore, the Allianz Group developed processes and procedures to collect the requisite data from local operating entities for the construction of the tables. As part of process improvements implemented in connection with Allianz’s SOX 404 compliance efforts, Allianz has closely reviewed the quality of its historical data and, in 2006, worked extensively on improving the historical data originally received from local entities. In addition, Allianz improved the reconciliation between the additionally collected data and the reported figures.

At the same time, Allianz has reviewed the procedure designed to create the table, as originally established, to make it more consistent with our better understanding of the required format, as previously discussed with the Staff, and to reflect improved data quality and reconciliation. As a result, some of the figures have been revised from prior year disclosures. However, we are confident that the revised data and procedures have significantly improved the quality of our development table disclosure, and they have not changed our past or current estimations of ultimate losses.

24 Premiums earned (net), page F-77

11.	We have read your response to comment 14 from your letter dated November 29, 2006. We believe that the netting of insurance and

Mr. James B. Rosenberg

Securities and Exchange Commission

reinsurance activities is not in accordance with paragraph 14(d)(ii) of IFRS 4. We believe that footnote disclosure of the components of the netted line items is not sufficient to satisfy the requirement in paragraph 14(d)(ii). Therefore, please provide to us in disclosure type format a revised income statement to be included in your 2006 20-F with insurance and reinsurance activities presented separately for all periods presented.

We note the Staff’s comment and intend to revise the consolidated income statement as presented in the 2005 Form 20-F with the income statement presentation attached hereto as Exhibit B and to include the revised income statement in our 2006 Form 20-F.

*            *            *

On behalf of Allianz, I would like to thank you for the cooperation you and Staff are extending with the review of the 2005 Form 20-F. Please do not hesitate to call me at (011) (49) 89-3800-16597 or William Torchiana of Sullivan & Cromwell LLP at (011) (331) 7304-5890 with any questions or comments on the foregoing.

Very truly yours,

/s/ Burkhard Keese
Burkhard Keese Head of Financial Reporting

(Attachments)

cc:	Vanessa Robertson
James Atkinson
(Securities and Exchange Commission)

Dr. Helmut Perlet
Dr. Peter Hemeling
(Allianz SE)

Johannes Pastor, Partner
(KPMG Deutsche Treuhand-Gesellschaft AG)

Darryl Briley, U.S. Filing Review Partner
(KPMG LLP)

William D. Torchiana
(Sullivan & Cromwell LLP)

Annex I

“General

The Allianz Group establishes property-casualty loss reserves for the payment of losses and loss adjustment expenses (or “LAE”) on claims that have occurred but are not yet fully settled. Loss and LAE reserves fall into two categories: individual case reserves for reported claims and reserves for incurred but not reported (or “IBNR”) claims.

Case reserves are based on estimates of future loss and LAE payments on claims already reported. Such estimates are made on a case-by-case basis, based on the facts and circumstances available at the time when the reserves are initially established. The estimates reflect the informed judgment of claims personnel based on general insurance reserving practices and knowledge of the nature and value of a specific type of claim. These case reserves are regularly re-evaluated in the ordinary course of the settlement process, and adjustments are made to these reserves, as appropriate, as new information becomes available.

IBNR reserves are established to recognize the estimated cost of losses that have occurred but where the Allianz Group has not yet been notified (incurred but not yet reported, or “IBNYR”), as well as additional development of claims relating to case reserves (incurred but not enough reported, or “IBNER”). Similar to case reserves for reported claims, IBNR reserves are established to recognize the estimated costs, including loss adjustment expenses, necessary to bring claims to final settlement. Allianz Group relies on its past experience, adjusted for current trends and any other relevant factors, to estimate IBNR reserves.

IBNR reserves are estimates based on actuarial and statistical projections of the expected cost of the ultimate settlement and administration of claims. The analyses are based on facts and circumstances known at the time, predictions of future events, estimates of future inflation and other societal and economic factors. Trends regarding claim frequency, severity and time lag in reporting are examples of factors used in calculating the IBNR reserves. IBNR reserves are reviewed and revised periodically as additional information becomes available.

The process of estimating loss and LAE reserves is by its nature uncertain due to the large number of variables affecting the ultimate amount of claims. Some variables are internal to the Allianz Group, such as changes in claims handling procedures, introduction and implementation of new information technology (IT) systems or company acquisitions and divestitures. Other factors are external to the Allianz Group, such as inflation, judicial trends and changes in the applicable legal and regulatory environment. The Allianz Group attempts to reduce the uncertainty in reserve estimates through the use of multiple actuarial and reserving techniques and analysis of the assumptions underlying each technique.

Within the Allianz Group, loss and LAE reserves are estimated by local operating entity and within each entity by line of business. In addition, Group-level actuaries

Mr. James B. Rosenberg

Securities and Exchange Commission

at Allianz SE use a variety of methods to oversee and monitor reserve levels set by the local companies. The loss reserving process on a local entity level and the central oversight function are described in more detail below.

During 2006, there were no significant changes in the mix of business written across the Allianz Group.

On the basis of currently available information, management believes that the Allianz Group’s property-casualty loss and LAE reserves are adequate. However, the establishment of loss reserves is an inherently uncertain process, and accordingly, there can be no assurance that ultimate losses will not differ from these estimates.

Overview of Loss Reserving Process

Within the Allianz Group, loss and LAE reserves are set locally by reserving actuaries, subject to central monitoring and oversight by the Allianz SE actuarial department (“Group Actuarial”). This two stage reserving process is designed such that reserves are set by those individuals most familiar with the underlying business, but in accordance with central standards and oversight. Our central standards are designed to provide consistent reserving methodologies and assumptions to be employed across the Group.

Local Reserving Processes

In each jurisdiction, reserves are calculated for individual lines of business taking into consideration a wide range of local factors. This local reserving process begins with local reserving actuaries collecting data to calculate estimates and reserves, with our companies typically dividing reserving data into the smallest possible homogeneous segments, while maintaining sufficient volume to form the basis for stable projections. With respect to longer-tailed lines of business such as motor liability, development data going back for up to twenty or more years are used, while for shorter-tailed lines such as property, data going back five to seven years are typically considered sufficient. Once data is collected, we derive patterns of loss payment and emergence of claims based on historical data organized into triangles presented by accident year versus development year. Loss payment and reporting patterns are selected based on observed historical development factors and also on the judgment of the reserving actuary using an understanding of the underlying business, claims processes, data and systems, as well as the market, economic, societal and legal environment. We then develop expected loss ratios, which are derived from the analysis of historical observed loss ratios, adjusted for a range of factors such as loss development, claims inflation, changes in premium rates, changes in portfolio mix and changes in policy terms and conditions.

Using the development patterns and expected loss ratios described above, local reserving actuaries produce estimates of ultimate loss and loss adjustment expense (LAE) using several methods. The most commonly used reserving methods are:

Mr. James B. Rosenberg

Securities and Exchange Commission

•	Loss Development (Chain-Ladder) Method, which estimates ultimate loss and LAE by applying loss development patterns directly to observed paid and reported losses.

•	Bornhuetter-Ferguson Method, which estimates loss and LAE using development patterns, observed losses and expected loss estimates.

•

Frequency-Severity Methods, which produce separate estimates of the ultimate number and average size of claims. In addition, individual companies use a variety of other methods for certain lines of business.

Using the above estimate of ultimate loss and LAE, we directly estimate total loss and LAE reserves by subtracting cumulative payments for claims and LAE through the relevant balance sheet date. Finally, local reserving actuaries calculate the relevant operating entities’ IBNR reserves as the difference between (i) the total loss and LAE reserves and (ii) the case reserves as established by claim adjusters on a case-by-case basis.

Because loss reserves represent estimates of uncertain future events, our local reserve actuaries determine a range of reasonably possible outcomes. To analyze the variability of loss reserve estimates, actuaries employ a range of methods and approaches, including simple sensitivity testing using alternative assumptions as well as more sophisticated stochastic techniques. Group reserving standards require that each company’s local reserve committee meet quarterly to discuss and document these reserving decisions and to select the best estimate of the ultimate amount of reserves within the range of possible outcomes and the rationale for that selection for the particular entity.

Central Reserve Oversight Process

Building on the local reserving process described above, Group Actuarial conducts a central process of reserve oversight. This process ensures that reserves are set at the local level in accordance with Group-wide standards of actuarial practice regarding methods, assumptions and data. The key components of this central oversight process are:

•	Minimum standards for actuarial loss reserving;

•	Regular central independent reviews by Group Actuarial of reserves of local operating entities;

•	Regular peer reviews by Group Actuarial of reserve reports provided by local operating entities; and

•	Regular quantitative and qualitative reserve monitoring.

Mr. James B. Rosenberg

Securities and Exchange Commission

Each of these components is described further below.

Minimum standards for actuarial loss reserving: Group-wide minimum standards of actuarial reserving define the reserving practices which must be conducted by each operating entity. These standards provide guidance regarding all relevant aspects of loss reserving, including organization and structure, data, methods, and reporting. Group Actuarial monitors compliance with these minimum standards through a combination of diagnostic review – i.e. standardized qualitative assessment of the required components in the reserving process – and local site visits. Group Actuarial informs the local operating entity of areas requiring immediate remediation as well as areas for potential improvement and coordinates with the local operating entities to address the relevant issues and implement improvements.

Regular central independent reviews by Group Actuarial of reserves of local operating entities: Group Actuarial performs independent reviews of loss and LAE reserves for key local operating entities on a regular basis. This process is designed such that all significant entities are reviewed once every three years. Such a review typically starts with site visits to ensure that Group Actuarial updates their knowledge of the underlying business as well as the issues related to data and organization. Group Actuarial then conducts an analysis of reserves using data provided by the operating entity. Preliminary conclusions are then discussed with the local operating entity prior to being finalized. Any material differences between Group Actuarial’s reserve estimates and those of the local operating entity are then discussed and evaluated to determine if changes in assumptions are needed.

Regular peer reviews by Group Actuarial of reserve reports provided by local operating entities: Local operating entities are required to provide Group Actuarial an annual reserve report, documenting the entity’s analysis of its loss and LAE reserves. The Allianz Group standard for these reports is that an independent actuary, by analyzing this report and discussing it with the entity, must be capable of forming an opinion regarding the appropriateness of the entity’s held reserves. In years when Group Actuarial does not perform a complete reserve review of an Allianz Group company, it will perform a peer review of the entity’s own analysis.

Regular quantitative and qualitative reserve monitoring: On a quarterly basis, Group Actuarial monitors reserve levels, movements and trends across the Allianz Group. This monitoring is conducted on the basis of quarterly loss data submitted by local operating entities as well as through participation in local reserve committees and frequent dialogue with local actuaries of each operating entity. This quarterly loss data provides information about quarterly reserve movements, as the information is presented by accident year and line of business, as defined by the local operating entity.

Mr. James B. Rosenberg

Securities and Exchange Commission

The oversight and monitoring of the Group’s loss reserves culminate in quarterly meetings of the Group Reserve Committee, which monitors key developments across the Group affecting the adequacy of loss reserves.”

Allianz Group	Exhibit A

IFRS Basis

€uro in Millions

	1997	1998	1999	2000	2001	2002	2003	2004	2005
Gross liability for unpaid claims and claims expense	34,323	45,564	51,276	54,047	61,883	60,054	56,750	55,528	60,259

Cumulative Paid as of
one year	9,010	12,273	15,114	16,241	15,945	16,357	14,384	13,282
two years	14,113	18,847	22,833	23,077	24,567	24,093	21,157
three years	17,812	23,407	27,242	28,059	29,984	29,007
four years	20,591	26,327	30,698	31,613	33,586
five years	22,522	28,738	33,263	34,218
six years	24,233	30,550	35,194
seven years	25,536	32,051
eight years	26,699

Gross Liability restated as of
one year	40,651	46,005	52,034	55,200	58,571	56,550	54,103	56,238
two years	38,058	46,043	52,792	53,535	56,554	55,704	55,365
three years	37,909	46,780	51,265	52,160	56,056	57,387
four years	38,530	45,307	49,929	52,103	57,640
five years	37,342	44,196	50,058	53,675
six years	36,346	44,524	51,432
seven years	36,648	45,679
eight years	37,696

Cumulative surplus (deficiency)	(3,373)	(115)	(156)	372	4,243	2,667	1,385	(709)
effect of disposed/(acquired) portfolios	(5,514)	(2,147)			(93)		540
effect of foreign exchange	815	(3,092)	195	1,423	3,640	1,661	(1,510)	(1,542)
excluding both effects	1,326	5,125	(351)	(1,051)	696	1,006	2,355	832
Percent	3.9%	11.2%	-0.7%	-1.9%	1.1%	1.7%	4.2%	1.5%

Allianz Group IFRS Basis €uro in Millions
	2000	2001	2002	2003	2004	2005
Liability for unpaid claims and claims expense
Net	39,186	45,727	45,466	44,683	45,480	49,656
Ceded	14,860	16,156	14,588	12,067	10,049	10,604
Gross	54,047	61,883	60,054	56,750	55,528	60,259

Cumulative Paid as of
one year	16,241	15,945	16,357	14,384	13,282
two years	23,077	24,567	24,093	21,157
three years	28,059	29,984	29,007
four years	31,613	33,586
five years	34,218

Gross Liability restated as of
one year	55,200	58,571	56,550	54,103	56,238
two years	53,535	56,554	55,704	55,365
three years	52,160	56,056	57,387
four years	52,103	57,640
five years	53,675

Cumulative surplus (deficiency)
Gross	372	4,243	2,667	1,385	(709)
excluding effect of disposed/(acquired) portfolios	372	4,336	2,667	845	(709)
Net	1,771	3,995	669	726	(187)
excluding effect of disposed/(acquired) portfolios	1,771	4,084	669	274	(187)
As a percentage	4.5%	8.9%	1.5%	0.6%	-0.4%

Exhibit B

Allianz Group

Consolidated Income Statements

	Note	2006	2005	2004
		€ mn	€ mn	€ mn
Premiums written		65,275	64,766	63,690
Ceded premiums written		(6,218)	(6,429)	(6,569)
Change in unearned premiums		(533)	(655)	(332)
Premiums earned (net)	24	58,524	57,682	56,789
Interest and similar income	25	23,956	22,644	21,196
Income from financial assets and liabilities carried at fair value through income (net)	26	940	1,163	1,677
Realized gains/losses (net)	27	6,151	4,978	4,568
Fee and commission income	28	8,856	8,162	6,813
Other income	29	86	92	329
Income from fully consolidated private equity investments	30	1,392	598	175

Total income		99,905	95,319	91,547

Claims and insurance benefits incurred (gross)	31	(45,523)	(46,802)	(45,994)
Claims and insurance benefits incurred (ceded)	31	3,226	4,032	3,188
Claims and insurance benefits incurred (net)	31	(42,297)	(42,770)	(42,806)
Change in reserves for insurance and investment contracts (net)	32	(11,375)	(11,176)	(9,556)
Interest expense	33	(5,759)	(6,377)	(5,688)
Loan loss provisions	34	(36)	109	(354)
Impairments of investments (net)	35	(775)	(540)	(1,475)
Investment expenses	36	(1,108)	(1,092)	(767)
Acquisition and administrative expenses (net)	37	(23,486)	(22,559)	(21,969)
Fee and commission expenses	38	(2,351)	(2,312)	(1,804)
Amortization of intangible assets		(51)	(50)	(1,362)
Restructuring charges	49	(964)	(100)	(347)
Other expenses	39	1	(51)	(200)
Expenses from fully consolidated private equity investments	40	(1,381)	(572)	(175)

Total expenses		(89,582)	(87,490)	(86,503)

Income before income taxes and minority interests in earnings		10,323	7,829	5,044
Income taxes	41	(2,013)	(2,063)	(1,610)
Minority interests in earnings		(1,289)	(1,386)	(1,168)

Net income		7,021	4,380	2,266

		€	€	€
Basic earnings per share	50	17.09	11.24	6.19
Diluted earnings per share	50	16.78	11.14	6.16